SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

INTERNET GOLD-GOLDEN LINES LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

INTERNET GOLD-GOLDEN LINES LTD.

Further to the notice dated July 3, 2014, regarding the Annual General Meeting of Shareholders scheduled for August 11, 2014, Mr. Amikam Shorer has advised our company that he will not seek re-election at the upcoming meeting, ending his service as a director of our company on August 11, 2014. Mr. Shorer initiated this action so that one third of the members of the Board of Directors after August 11, 2014 will consist of independent and external directors, in conformance with the recommended corporate governance rules, and the company’s approach of  maintaining high level compliance with applicable corporate governance procedures and policies. Our Board of Directors thanks Mr. Shorer for his dedication and contributions to our company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Gold-Golden Lines Ltd.
(Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: July 31, 2014